SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13G

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1 (b), (c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2 (b)

(Amendment No. __) *

Adesto Technologies Corporation

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

00687D101

(CUSIP Number)

October 26, 2015

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

Page 1 of 14 Pages

Exhibit Index Contained on Page 13

CUSIP NO. 00687D101	13 G	Page 2 of 14

1	NAME OF REPORTING PERSON ATA Ventures II, L.P. (“ATA II”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
1,062,205 shares, except that ATA Management II, LLC (“ATA II GP”), the general partner of ATA II, may be deemed to have sole voting power with respect to such shares, and T. Peter Thomas (“Thomas”), Michio Fujimura (“Fujimura”) and Hatch Graham (“Graham”), the Managing Directors of ATA II GP, may be deemed to have shared voting power with respect to such shares.
6	SHARED VOTING POWER See response to row 5.
7	SOLE DISPOSITIVE POWER
1,062,205 shares, except that ATA II GP, the general partner of ATA II, may be deemed to have sole dispositive power with respect to such shares, and Thomas, Fujimura and Graham, the Managing Directors of ATA II GP, may be deemed to have shared dispositive power with respect to such shares.
8	SHARED DISPOSITIVE POWER See response to row 7.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	1,062,205
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES*	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	7.1%
12	TYPE OF REPORTING PERSON*	PN

CUSIP NO. 00687D101	13 G	Page 3 of 14

1	NAME OF REPORTING PERSON ATA Affiliates Fund II, L.P. (“ATA Affiliates II”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
15,533 shares, except that ATA II GP, the general partner of ATA Affiliates II, may be deemed to have sole voting power with respect to such shares, and Thomas, Fujimura and Graham, the Managing Directors of ATA II GP, may be deemed to have shared voting power with respect to such shares.
6	SHARED VOTING POWER See response to row 5.
7	SOLE DISPOSITIVE POWER
15,533 shares, except that ATA II GP, the general partner of ATA Affiliates II, may be deemed to have sole dispositive power with respect to such shares, and Thomas, Fujimura and Graham, the Managing Directors of ATA II GP, may be deemed to have shared dispositive power with respect to such shares.
8	SHARED DISPOSITIVE POWER See response to row 7.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	15,533
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	0.0%
12	TYPE OF REPORTING PERSON*	PN

CUSIP NO. 00687D101	13 G	Page 4 of 14

1	NAME OF REPORTING PERSON ATA Investment Fund II, L.P. (“ATA Investment II”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
3,075 shares, except that ATA II GP, the general partner of ATA Affiliates II, may be deemed to have sole voting power with respect to such shares, and Thomas, Fujimura and Graham, the Managing Directors of ATA II GP, may be deemed to have shared voting power with respect to such shares.
6	SHARED VOTING POWER See response to row 5.
7	SOLE DISPOSITIVE POWER
3,075 shares, except that ATA II GP, the general partner of ATA Affiliates II, may be deemed to have sole dispositive power with respect to such shares, and Thomas, Fujimura and Graham, the Managing Directors of ATA II GP, may be deemed to have shared dispositive power with respect to such shares.
8	SHARED DISPOSITIVE POWER See response to row 7.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	3,075
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	0.0%
12	TYPE OF REPORTING PERSON*	PN

CUSIP NO. 00687D101	13 G	Page 5 of 14

1	NAME OF REPORTING PERSON ATA Management II, LLC (“ATA II GP”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
1,080,813 shares, of which 1,062,205 shares are held by ATA II, 15,533 shares are held by ATA Affiliates II and 3,075 shares are held by ATA Investment II, for whom ATA II GP serves as general partner, except that Thomas, Fujimura and Graham, the Managing Directors of ATA II GP, may be deemed to have shared voting power with respect to such shares.
6	SHARED VOTING POWER See response to row 5.
7	SOLE DISPOSITIVE POWER
1,080,813 shares, of which 1,062,205 shares are held by ATA II, 15,533 shares are held by ATA Affiliates II and 3,075 shares are held by ATA Investment II, for whom ATA II GP serves as general partner, except that Thomas, Fujimura and Graham, the Managing Directors of ATA II GP, may be deemed to have shared dispositive power with respect to such shares.
8	SHARED DISPOSITIVE POWER See response to row 7.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	1,080,813
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	7.2%
12	TYPE OF REPORTING PERSON*	OO

CUSIP NO. 00687D101	13 G	Page 6 of 14

1	NAME OF REPORTING PERSON T. Peter Thomas (“Thomas”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 shares
6	SHARED VOTING POWER
		1,080,813 shares, of which 1,062,205 shares are held by ATA II, 15,533 shares are held by ATA Affiliates II and 3,075 shares are held by ATA Investment II. ATA II GP is the general partner of such entities and Thomas, as a Managing Director of ATA II GP, may be deemed to have shared power to vote these shares.
	7	SOLE DISPOSITIVE POWER 0 shares
8	SHARED DISPOSITIVE POWER
		1,080,813 shares, of which 1,062,205 shares are held by ATA II, 15,533 shares are held by ATA Affiliates II and 3,075 shares are held by ATA Investment II. ATA II GP is the general partner of such entities and Thomas, as a Managing Director of ATA II GP, may be deemed to have shared power to dispose of these shares.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	1,080,813
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	7.2%
12	TYPE OF REPORTING PERSON*	IN

CUSIP NO. 00687D101	13 G	Page 7 of 14

1	NAME OF REPORTING PERSON Michio Fujimura (“Fujimura”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Japanese Citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 shares
6	SHARED VOTING POWER
		1,080,813 shares, of which 1,062,205 shares are held by ATA II, 15,533 shares are held by ATA Affiliates II and 3,075 shares are held by ATA Investment II. ATA II GP is the general partner of such entities and Fujimura, as a Managing Director of ATA II GP, may be deemed to have shared power to vote these shares.
	7	SOLE DISPOSITIVE POWER 0 shares
8	SHARED DISPOSITIVE POWER
		1,080,813 shares, of which 1,062,205 shares are held by ATA II, 15,533 shares are held by ATA Affiliates II and 3,075 shares are held by ATA Investment II. ATA II GP is the general partner of such entities and Fujimura, as a Managing Director of ATA II GP, may be deemed to have shared power to dispose of these shares.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	1,080,813
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	7.2%
12	TYPE OF REPORTING PERSON*	IN

CUSIP NO. 00687D101	13 G	Page 8 of 14

1	NAME OF REPORTING PERSON Hatch Graham (“Graham”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 shares
6	SHARED VOTING POWER
		1,080,813 shares, of which 1,062,205 shares are held by ATA II, 15,533 shares are held by ATA Affiliates II and 3,075 shares are held by ATA Investment II. ATA II GP is the general partner of such entities and Graham, as a Managing Director of ATA II GP, may be deemed to have shared power to vote these shares.
	7	SOLE DISPOSITIVE POWER 0 shares
8	SHARED DISPOSITIVE POWER
		1,080,813 shares, of which 1,062,205 shares are held by ATA II, 15,533 shares are held by ATA Affiliates II and 3,075 shares are held by ATA Investment II. ATA II GP is the general partner of such entities and Graham, as a Managing Director of ATA II GP, may be deemed to have shared power to dispose of these shares.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	1,080,813
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	7.2%
12	TYPE OF REPORTING PERSON*	IN

CUSIP NO. 00687D101	13 G	Page 9 of 14

ITEM 1(A).	NAME OF ISSUER

Adesto Technologies Corporation

ITEM 1(B).	ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES

1250 Borregas Avenue

Sunnyvale, CA 94089

ITEM 2(A).	NAME OF PERSONS FILING

This Statement is filed by ATA Ventures II, L.P., a Delaware limited partnership (“ATA II”), ATA Affiliates Fund II, L.P., a Delaware limited partnership (“ATA Affiliates II”), ATA Investment Fund II, L.P. (“ATA Investment II”), a Delaware limited partnership, ATA Management II, LLC, a Delaware limited liability company (“ATA II GP”), T. Peter Thomas (“Thomas”), Michio Fujimura (“Fujimura”) and Hatch Graham (“Graham”). The foregoing entities and individuals are collectively referred to as the “Reporting Persons.”

ATA II GP is the general partner of each of ATA II, ATA Affiliates II and ATA Investment II, and may be deemed to have indirect beneficial ownership of shares of the issuer directly owned by ATA II, ATA Affiliates II and ATA Investment II. Thomas, Fujimura and Graham are Managing Directors of ATA II GP and may be deemed to have indirect beneficial ownership of shares of the issuer directly owned by ATA II, ATA Affiliates II and ATA Investment II.

ITEM 2(B).	ADDRESS OF PRINCIPAL OFFICE

The address for each of the Reporting Persons is:

4300 El Camino Real, Suite 205

Los Altos, California 94022

ITEM 2(C).	CITIZENSHIP

ATA II, ATA Affiliates II and ATA Investment II are Delaware limited partnerships. ATA II GP is a Delaware limited liability company. Thomas and Graham are United States citizens. Fujimura is a Japanese citizen.

ITEM 2(D) AND (E).	TITLE OF CLASS OF SECURITIES AND CUSIP NUMBER

Common Stock, par value $0.0001

CUSIP #00687D101

ITEM 3.	Not Applicable.

CUSIP NO. 00687D101	13 G	Page 10 of 14

ITEM 4.	OWNERSHIP

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned:

See Row 9 of cover page for each Reporting Person.

(b)	Percent of Class:

See Row 11 of cover page for each Reporting Person.

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote:

See Row 5 of cover page for each Reporting Person.

(ii)	Shared power to vote or to direct the vote:

See Row 6 of cover page for each Reporting Person.

(iii)	Sole power to dispose or to direct the disposition of:

See Row 7 of cover page for each Reporting Person.

(iv)	Shared power to dispose or to direct the disposition of:

See Row 8 of cover page for each Reporting Person.

ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

Not applicable.

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

Under certain circumstances set forth in the limited partnership agreements of ATA II, ATA Affiliates II and ATA Investment II, and the limited liability company agreement of ATA II GP, the general and limited partners or members, as the case may be, of each of such entities may be deemed to have the right to receive dividends from, or the proceeds from, the sale of shares of the issuer owned by each such entity of which they are a partner or member, as the case may be.

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON

Not applicable.

CUSIP NO. 00687D101	13 G	Page 11 of 14

ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

Not applicable.

ITEM 9.	NOTICE OF DISSOLUTION OF GROUP

Not applicable.

ITEM 10.	CERTIFICATION

Not applicable.

CUSIP NO. 00687D101	13 G	Page 12 of 14

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 11, 2016

Entities:
ATA Ventures II, L.P., by its General Partner ATA Management II, LLC

ATA Affiliates Fund II, L.P., by its General Partner ATA Management II, LLC

ATA Investment Fund II, L.P., by its General Partner ATA Management II, LLC

	By:	/s/ T. Peter Thomas
T. Peter Thomas, Managing Director

	By:	/s/ Michio Fujimura
Michio Fujimura, Managing Director

	By:	/s/ Hatch Graham
Hatch Graham, Managing Director

Individuals:
/s/ T. Peter Thomas
T. Peter Thomas

/s/ Michio Fujimura
Michio Fujimura

/s/ Hatch Graham
Hatch Graham

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties for whom copies are to be sent.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)

CUSIP NO. 00687D101	13 G	Page 13 of 14

EXHIBIT INDEX

Found on Sequentially
Exhibit	Numbered Page

Exhibit A: Agreement of Joint Filing	14

CUSIP NO. 00687D101	13 G	Page 14 of 14

exhibit A

Agreement of Joint Filing

The undersigned hereby agree that a single Schedule 13G (or any amendment thereto) relating to the Common Stock of Adesto Technologies Corporation shall be filed on behalf of each of the undersigned and that this Agreement shall be filed as an exhibit to such Schedule 13G.

Date: February 11, 2016

Entities:
ATA Ventures II, L.P., by its General Partner ATA Management II, LLC

ATA Affiliates Fund II, L.P., by its General Partner ATA Management II, LLC

ATA Investment Fund II, L.P., by its General Partner ATA Management II, LLC

	By:	/s/ T. Peter Thomas
T. Peter Thomas, Managing Director

	By:	/s/ Michio Fujimura
Michio Fujimura, Managing Director

	By:	/s/ Hatch Graham
Hatch Graham, Managing Director

Individuals:
/s/ T. Peter Thomas
T. Peter Thomas

/s/ Michio Fujimura
Michio Fujimura

/s/ Hatch Graham
Hatch Graham